FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

MEDIA NEWS ON OUR CERTAIN CAMPAIGNS

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

This announcement is in response to a request from the Capital Markets Board.

As stated by various news agencies today, the Telecommunications Authority is conducting an investigation about certain subscription packages that, based on certain conditions, offer free minutes/units to Turkcell’s subscribers. As stated in the media, since the investigation is still ongoing, it is not appropriate for Turkcell to comment on the matter.

Following the situation that has arisen, Turkcell has already taken the necessary steps to ensure customer satisfaction is guaranteed.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Ferda Atabek Invesor Relations 04.04.2008, 17:00	Tayfun Çataltepe International Expansion and Corporate Strategy 04.04.2008, 17:00

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

1

NEW MANAGEMENT APPOINTMENT

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

As of April 9, 2008, Mr. Koray Ozturkler has been appointed Chief Corporate Affairs Officer. This new functional group will be responsible for executing communication activities, in line with our strategy, to enhance the corporate reputation with the press, investors and the public. The division will also be managing relations with the European Union and Non-Governmental Organizations.

Mr. Ozturkler started his career in the USA at Accenture Consulting where he worked as a consultant in the telecommunications sector from 1990 to 1994. Mr Ozturkler continued his career in Yapi Kredi Bank as a Change Program Director between 1994-1998 and then joined Turkcell as the Director of International Business Development. Mr. Ozturkler has been the Division Head of Investor Relations at Turkcell since 2002.

Mr.Ozturkler received his MBA degree in 1990 after graduating from Mercer University.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Ethem Eldem Organizational Development 08.04.2008, 12:30	Ferda Atabek Invesor Relations 08.04.2008, 12:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Reations (+ 90 212 313 1888)

1

TURKCELL COMMENTS ON MEDIA NEWS

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

This is an announcement in response to various news in the media.

Since its inception, Turkcell has been offering and will continue to offer the best technology, product, service and price alternatives to its customers.

With the advantages provided so far, Turkcell always gives priority to its customers’ benefits and operates in line with the regulations of the Telecommunications Authority and other relevant market guidelines.

Accordingly, Turkcell’s competitors’ public statements claiming that we take unfair competitive actions do not reflect the facts.

The call termination rates determined by the Telecommunications Authority in Turkey are the lowest of the European Union averages. Furthermore, Turkcell charges the lowest call termination rates among the mobile operators in Turkey.

The competitive GSM market established by the Telecommunications Authority results in a more beneficial environment for the consumers and enables them to get more value. We expect a similar competitive environment to be established for the fixed telephony market soon.

As always, Turkcell will continue to provide solutions to meet the needs and expectations of its customers and, if necessary, reserves the right to take legal steps to protect its interests.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure

TURKCELL ILETISIM HIZMETLERI A.S.

Ferda Atabek Invesor Relations 09.04.2008, 10:30	Koray Ozturkler Investor Relations 09.04.2008, 10:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

1

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: April 9, 2008	By:	/s/ Koray Ozturkler
Name: Koray Ozturkler Title: Head of Investor Relations

TURKCELL ILETISIM HIZMETLERI A.S.
Date: April 9, 2008	By:	/s/ Ferda Atabek
Name: Ferda Atabek Title: Investor Relations Officer